TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS OPERATING AND FINANCIAL RESULTS

FOR THE THIRD QUARTER 2012

All amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, November 13, 2012 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited consolidated financial and operating results for the third quarter ended September 30, 2012. Revenues were $386.8 million compared to $431.9 million in the third quarter 2011. Net earnings from continuing operations (attributable to equity holders) increased by 56% to $78.0 million ($0.21 per share) from $50.0 million ($0.13 per share) in the third quarter 2011. Excluding items not indicative of underlying operating performance, adjusted net earnings1 (attributable to equity holders) were $60.2 million ($0.16 per share) compared to $112.4 million ($0.30 per share) in the third quarter 2011. This was due mainly to lower gold sales, including 12,000 ounces produced late in the quarter and sold in October, and higher exploration expenses. Operating cash flow1 before changes in working capital was $114.3 million ($0.30 per share) compared to $174.1 million ($0.46 per share) for the third quarter 2011.

President and CEO Steve Letwin commented, “We are performing well at the mines we own and operate. Year-to-date production and cash costs at these operations, which account for 85% of our production, are on target. In contrast, the performance of the mines not operated by us was disappointing and places us at the lower end of our production guidance. This clearly demonstrates the benefits of re-positioning our company to better leverage our expertise as operators.

“In many ways,” continued Mr. Letwin, “we’re ahead of the curve. We have a much more geo-politically balanced asset profile than we did a year ago and a solid pipeline of exploration and development projects. We are prudent about managing our capital spending, and with some of our expansion projects getting off to a later start this year, we’ve reduced our capital expenditure guidance for 2012. We have the capital available to fund a robust portfolio of projects with attractive rates of return. With gold production commencing at our Westwood project in the first quarter of next year, a pre-feasibility study at Côté Gold underway and expansion projects in West Africa, South America and Canada, we expect to nearly double production within five years.”

THIRD QUARTER 2012 HIGHLIGHTS

Financial Performance and Position

•	Revenues were $386.8 million, down 10%, or $45.1 million from the same prior year period, mainly the result of lower gold sales volume.

•	Net earnings from continuing operations attributable to equity holders increased 56% to $78.0 million ($0.21 per share) from $50.0 million ($0.13 per share) in the same period in 2011.

•

Adjusting for items not indicative of underlying operating performance, adjusted net earnings were $60.2 million ($0.16 per share) compared to $112.4 million ($0.30 per share) in the same prior year period.

•

Operating cash flow was $97.6 million ($0.26 per share), compared to $174.5 million ($0.46 per share) in the same prior year period. Adjusting for the changes in non-cash working capital items, such as receivables, inventories and long-term stockpiles, operating cash flow before changes in working capital was $114.3 million ($0.30 per share).

•	The Company’s cash, cash equivalents and gold bullion (at market value) position was $1,136.1 million at September 30, 2012, compared to $614.9 million at June 30, 2012.

•

On September 21, 2012, the Company completed the issuance of $650 million of senior unsecured notes bearing interest at 6.75% due 2020. The Company intends to use the proceeds for general corporate purposes, including the funding of capital expenditures and exploration.

Production, Cash Costs and Margin

Gold Operations

•

Attributable gold production of 205,000 ounces in the third quarter 2012 compared to 222,000 ounces in the third quarter 2011. The decrease was mainly due to lower production at Essakane, resulting primarily from the processing of lower-grade ore, and at Sadiola due to lower throughput and lower grades.

•

Total cash costs[2] were $710 per ounce, up from $674 per ounce in the third quarter 2011. Cash costs increased mainly due to the impact of lower grades on gold production. Cash costs at IAMGOLD-operated sites were $644 per ounce, up from $602 per ounce in the third quarter 2011.

•	The gold margin[2] was $960 per ounce in the third quarter 2012, down from $1,001 per ounce in the same quarter 2011, reflecting flat gold prices year-over-year and an increase in cash costs.

Niobec Mine

•	Niobium production was 1.2 million kilograms for the third quarter 2012, virtually flat with the same period in 2011.

•	The operating margin[2] of $16 per kilogram increased from $14 per kilogram in the third quarter 2011, mainly the result of higher niobium prices.

Operating Highlights

•

IAMGOLD is in the process of disposing of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 221.2 million common shares of INV Metals. As a requirement of the transaction, INV Metals raised C$20.0 million in equity financing. The Company participated in the financing in the amount of C$1.0 million and will hold approximately 47% of the issued and outstanding INV Metals shares immediately after the closing of the transaction.

•	The Westwood project remains on track for start-up in the first quarter 2013. In October, the union membership ratified a six year contract effective from December 1, 2011.

•

At the Essakane mine in Burkina Faso, the construction of the expanded plant to double hard rock processing capacity commenced in early July. This followed a favourable outcome to negotiations with the Government of Burkina Faso on fiscal terms related to mine expansions, including a reduction in the import duty on expansion related-materials from 7.5% to 2.5%. Completion of the construction project is expected by the end of 2013. Also at Essakane, a contract was signed with employees allowing for a 5% increase over each of the next three years.

•

At the Rosebel mine in Suriname, the completed installation of a temporary pre-crusher, a larger pebble crusher, and an expanded gravity recovery circuit are having a positive impact on recoveries. A third ball mill is under construction and will be completed early in the first quarter 2013. In addition, a feasibility study expected to be completed by the first quarter 2013 will provide greater design detail around various aspects of the expansion project and is intended to further increase the capacity to treat harder ore at the mill.

•

In December 2011, IAMGOLD announced an initial agreement with the Surinamese government on the terms and conditions related to further expansion at Rosebel. The Company is making good progress towards reaching a definitive agreement, which will include attractively priced power to support incremental capacity. The next step will be to complete a concept study to further define the expansion potential of bringing in the satellite resources.

•

Production at IAMGOLD’s joint venture operations with AngloGold Ashanti in Mali was challenging due to adverse weather conditions, low grade ore and processing issues in the Sadiola plant resulting in low throughput.

•

The Sadiola sulphide expansion project awaits a final decision from the AngloGold Ashanti Board. The agreement on power and fiscal terms was signed by the Malian ministers in May. Negotiations with the Power Authority around the details of the agreement are essentially complete pending the resolution of certain administrative issues, which are expected to be completed shortly. Permits for power line construction enabling connection to the national grid are expected to reduce power costs by approximately 50%. Under the current project schedule, pre-stripping of the Sadiola main pit to access the underlying sulphides will begin in 2013. Project completion and start-up of the new process plant is scheduled for the end of 2014.

•

The Company continues to be optimistic about the potential of Niobec, and is making progress on the feasibility study, permitting and the establishment of the financing framework for the expansion. The completion of the feasibility study is expected by the third quarter 2013 and the permitting process should be finalized by 2014. Additional funding is not required until the commencement of construction.

•

IAMGOLD continues to evaluate options for exploiting the large Rare Earth Elements (“REE”) resource near its Niobec mine operation. Almost 8,000 metres of diamond drilling was carried out during the third quarter to complete a resource delineation program intended to upgrade the mineral resources. A planned 1,300 metre exploration drift extending from the Niobec mine to the REE deposit was also initiated. The drift is expected to be completed in early 2013 and will allow for the collection of a bulk sample to support planned metallurgical studies and provide access for future underground drilling programs.

Mineral Resource Update at Côté Gold

•

On October 4, 2012, IAMGOLD announced a mineral resource update for the Company’s recently acquired Côté Gold project in northern Ontario. The updated estimate incorporates results from an additional 79 holes (44,856 metres) since the February 24, 2012 estimate announced by Trelawney Mining and Exploration Inc. An NI 43-101 technical report was filed October 24, 2012.

•

The results showed a 274% increase in indicated resources and a substantial increase in total ounces compared to the last release (pre-acquisition) by Trelawney Mining in February 2012. The indicated resource increased to 131 million tonnes averaging 0.84 grams of gold per tonne for 3.56 million ounces. The inferred resource is estimated at 165 million tonnes, averaging 0.88 grams of gold per tonne for 4.66 million ounces. The percentage of the resource in the indicated category increased to 44%, up from 14% in the previous estimate.

•

Resource delineation drilling will continue into the fourth quarter, together with geotechnical studies and metallurgical test work to support the commencement of a pre-feasibility study. A further resource update will be completed as part of the Company’s annual year-end Mineral Reserves and Resources statement.

Commitment to Zero Harm

•	The Company received approval from the Quebec provincial authorities to use the inactive Doyon open pit to store tailings generated from the Westwood mine.

•	The frequency of all types of serious injuries (measured as DART rate3) across IAMGOLD was 1.06 for the current year to date compared to 1.12 for full year 2011, representing a 5% improvement.

THIRD QUARTER FINANCIAL REVIEW

•

Revenues for the third quarter 2012 were $386.8 million, down $45.1 million or 10% from the same prior year period. The decrease in revenues was mainly related to lower gold sales volume ($49.0 million) and a lower realized gold price ($1.2 million), partially offset by higher niobium revenues ($5.3 million). The lower volume of gold sales was the result of lower production (18,000 ounces) and gold produced late in the quarter (12,000 ounces) and sold in October.

•

Mining costs for the third quarter 2012 were $222.9 million, down $17.8 million or 7% from the same prior year period. The decrease in mining costs is mainly related to lower asset retirement obligation charges at closed sites ($12.3 million), lower sales due to timing of shipments and less production ($7.3 million) and lower royalties due to lower volume ($2.3 million), offset partially by higher depreciation expense ($4.1 million).

•	The gold margin was $960 per ounce during the third quarter 2012 compared to $1,001 per ounce in the same period 2011, reflecting flat gold prices year-over-year and an increase in cash costs.

•

Net earnings from continuing operations attributable to equity holders were $78.0 million ($0.21 per share) during the third quarter 2012, compared to $50.0 million ($0.13 per share) in the same prior year period. The increase in net earnings from continuing operations attributable to equity holders was mainly related to higher derivative gains on commodity and foreign exchange contracts ($39.6 million), lower income taxes ($23.6 million) and lower foreign exchange losses ($9.4 million), partially offset by the net change in gross earnings which negatively impacted earnings ($27.3 million), higher exploration expenses ($13.2 million) and lower other income and net investment gains ($4.3 million).

•

Adjusted net earnings attributable to equity holders of $60.2 million ($0.16 per share) in the third quarter 2012 compared to $112.4 million ($0.30 per share) in the same prior year period. Lower gold sales and higher exploration expenses were key contributing factors, partially offset by lower mining costs and lower taxes.

•

Operating cash flow in the third quarter 2012 was $97.6 million compared to $174.5 million in the same prior year period. The decrease in operating cash flow is mainly attributed to lower revenues, mostly from lower gold sales volume ($45.1 million), higher income taxes paid ($7.2 million) and higher non-cash working capital mainly due to the build-up of finished goods inventories ($17.1 million).

•	Operating cash flow before changes in working capital in the third quarter 2012 was $114.3 million ($0.30 per share), compared to $174.1 million ($0.46 per share) in the same prior year period.

Financial Position

•

Cash, cash equivalents and gold bullion (at market value) was $1,136.1 million at September 30, 2012, up $521.2 million since June 30, 2012 mainly due to the issuance of long-term senior notes ($650.0 million) cash flow from operating activities ($97.6 million) and higher market value for gold bullion due to higher gold prices ($23.9 million), offset by capital expenditures related to mining assets and exploration and evaluation assets ($186.9 million) and payment of dividends ($54.3 million).

•

Working capital[4] as at September 30, 2012 was $1,116.9 million, down $55.8 million compared to December 31, 2011 due to lower current assets ($76.9 million) partially offset by lower current liabilities ($21.1 million). Current assets were mainly down due to less cash and cash equivalents of $154.8 million resulting mainly from the acquisition of the Côté Gold project ($485.7 million), capital expenditures related to mining assets and exploration and evaluation assets ($491.4 million), the payment of dividends ($105.2 million) and acquisitions of investments ($48.9 million), offset partially by cash generated from the issuance of 6.75% senior notes ($650.0 million) and operating activities ($322.1 million).

•

At September 30, 2012, no funds had been drawn against the unsecured revolving credit facilities of IAMGOLD ($500 million) or Niobec ($250 million). As of September 30, 2012, the Company has committed $70.0 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations compared to $17.9 million at December 31, 2011. The increase in collateral support to guarantee asset retirement obligations was the result of Quebec, Canada regulators accepting a revised asset retirement plan.

SUMMARIZED FINANCIAL RESULTS

Financial Position ($ millions, except where noted)	September 30, 2012	Change	December 31, 2011
Cash, cash equivalents, and gold bullion
• at market value	$1,136.1	(10%)	$1,262.5
• at cost	$993.7	(13%)	$1,148.4
Total assets	$5,214.3	20%	$4,349.7
Long-term debt	$638.3	—	$—
Equity	$3,767.3	7%	$3,528.9

Summary of Financial and Operating Results	Three months ended September 30,			Nine months ended September 30,
($ millions, except where noted)	2012	Change	2011	2012	Change	2011
Financial Data
Revenues	$386.8	(10%)	$431.9	$1,201.6	1%	$1,191.6
Mining costs	222.9	(7%)	240.7	688.6	6%	650.2

Gross earnings from mining operations	$163.9	(14%)	$191.2	$513.0	(5%)	$541.4

Net earnings attributable to equity holders of IAMGOLD[1]	$78.0	56%	$50.0	$250.1	(3%)	$257.7
Basic net earnings per share ($/share)[1]	$0.21	62%	$0.13	$0.67	(3%)	$0.69

Adjusted net earnings attributable to equity holders of IAMGOLD[1,2]	$60.2	(46%)	$112.4	$226.6	(24%)	$297.9
Basic adjusted net earnings per share ($/share)[1,2]	$0.16	(47%)	$0.30	$0.60	(25%)	$0.80

Operating cash flow[1]	$97.6	(44%)	$174.5	$322.1	(17%)	$387.3
Operating cash flow ($/share)[1]	$0.26	(43%)	$0.46	$0.86	(17%)	$1.03

Operating cash flow before changes in working capital[1,2]	$114.3	(34%)	$174.1	$373.9	(20%)	$466.6
Operating cash flow before changes in working capital ($/share)[1,2]	$0.30	(35%)	$0.46	$0.99	(21%)	$1.25

[1]	Amounts represent results from continuing operations and do not include discontinued operations.
[2]

The Company has included the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share. Refer to the Supplemental Information attached to this news release for reconciliation to GAAP measures.

KEY OPERATING STATISTICS

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Key Operating Statistics – Gold Mines
Gold sales – 100% (000s oz)[1]	201	(13%)	231	635	(8%)	690
Gold sales – Attributable (000s oz)[1]	188	(13%)	217	595	(8%)	648
Gold production – Attributable (000s oz)[2]	205	(8%)	222	616	(4%)	643

Average realized gold price ($/oz)[1]	$1,670	—	$1,675	$1,653	8%	$1,524
Total Cash cost ($/oz)[1,3]	$710	5%	$674	$708	12%	$634
Gold margin ($/oz)[1,3]	$960	(4%)	$1,001	$945	6%	$890

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	—	1.2	3.5	3%	3.4
Niobium sales (millions of kg Nb)	1.2	20%	1.0	3.6	9%	3.3
Operating margin ($/kg Nb)[3]	$16	14%	$14	$15	7%	$14

[1]	Amounts represent results from continuing operations and do not include discontinued operations.
[2]

Excludes attributable ounces from discontinued operations of nil for the three months and nine months ended September 30, 2012 (three months ended September 30, 2011: 9,000 ounces, nine months ended September 30, 2011: 76,000 ounces). Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

[3]

The Company has included the following non-GAAP measures: total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COSTS

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production (000s oz)				Total Cash Cost[1] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011
IAMGOLD Operator
Rosebel (95%)	95	94	282	281	$689	$629	$674	$622
Essakane (90%)	77	86	238	243	594	535	580	513
Doyon division[2] (100%)	—	5	4	5	—	1,203	137	1,203

	172	185	524	529	$644	$602	$627	$577

Joint Ventures
Sadiola (41%)	26	30	73	93	$978	$839	$1,059	$755
Yatela (40%)	7	7	19	21	1,324	1,793	1,587	1,510

	33	37	92	114	$1,050	$1,031	$1,169	$894

Continuing operations	205	222	616	643	$710	$674	$708	$634

Discontinued operations[3]	—	9	—	76	$—	$1,287	$—	$847

Total	205	231	616	719	$710	$697	$708	$656

Continuing operations
Cash cost excluding royalties					$623	$584	$620	$550
Royalties					87	90	88	84

Total cash cost[1]					$710	$674	$708	$634

[1]	Total cash cost is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.
[2]	As a cost savings initiative, the ore mined from Mouska was stockpiled in 2011. In 2012, the mine will not be producing other than marginal gold derived from the mill clean-up process.
[3]	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.

OPERATIONS

ROSEBEL MINE, SURINAME

Operating Performance

Attributable gold production of 95,000 ounces for the third quarter 2012 was marginally higher than the same prior year period, primarily as a result of higher recoveries, partially offset by lower throughput. Recoveries have improved with the nearly complete installation of the gravity circuit.

Total cash costs per ounce in the third quarter were higher than the same period in 2011 mainly due to higher labour, fuel and power costs. Labour costs were higher due to inflationary factors in the Surinamese economy and the increase in manpower attributable to a higher tonnage mined. The processing of a greater proportion of hard rock drove up power costs.

CAPEX

During the third quarter 2012, Rosebel’s capital expenditures were $27.9 million and included advancing the third ball mill project ($10.1 million), new mining equipment ($6.6 million) and resource development and near-mine exploration ($4.7 million).

Exploration

Approximately 34,000 metres of diamond drilling was completed during the quarter, mainly at the J Zone, Koolhoven, Rosebel, Mayo and West Pay Caro deposits, to increase the confidence in the existing resource inventory and target resource expansions. Intersections were obtained from most targeted zones and results will be incorporated into updated resource models as they are received. Targeted geological mapping and geochemical sampling programs continued elsewhere on the property, as did a mechanical auger drilling program over domains of thick alluvium that cover projected extensions of the Rosebel district mineralized trends.

ESSAKANE MINE, BURKINA FASO

Operating Performance

Attributable gold production of 77,000 ounces was 11% lower than the same period in 2011 mainly due to lower recoveries and processing of lower-grade ore, which offset the increase in ore milled.

Total cash costs in the third quarter 2012 were higher compared to the same prior year period mainly due to the impact of lower grades on gold production and a higher strip ratio.

CAPEX

During the third quarter 2012, Essakane’s capital expenditures were $85.6 million and included the expansion project ($62.1 million) and capitalized stripping costs on the push-back of the pit ($12.2 million).

Exploration

Approximately 28,000 metres of diamond and reverse circulation drilling was completed during the quarter, including approximately 13,500 metres targeting potential extensions of the Essakane Main Zone to the north beyond the current life of mine pit and at depth, within or slightly below the expansion feasibility study pit design. Drilling programs designed to test for southeast extensions of the Falagountou satellite deposit and to evaluate the resource potential of selected target areas along the 10 kilometre long Gossey – Korizena mineralized trend were concluded due to arrival of seasonal rains. Integration and interpretation of results is in progress as assay data comes to hand.

DOYON DIVISION, CANADA

During the third quarter 2012, the site continued to stockpile ore which will be processed in the refurbished mill in 2013.

SADIOLA MINE, MALI

Operating Performance

Attributable gold production of 26,000 ounces for the third quarter 2012 was 13% lower than the prior year period due to lower throughput and lower grades.

Total cash costs per ounce were higher in the third quarter than in the same quarter 2011 due to lower production and the processing of harder ore which increased the consumption of power and consumables.

CAPEX

The Company’s attributable portion of capital expenditures during the third quarter 2012 was $11.6 million and included spending on the Sadiola sulphide project ($8.5 million) and capitalized stripping ($1.6 million).

Sadiola did not distribute a dividend during the third quarter 2012.

YATELA MINE, MALI

Operating Performance

Attributable gold production of 7,000 ounces for the third quarter 2012 was unchanged compared to the prior year period.

Cash costs in the third quarter 2012 were lower compared to the third quarter 2011 due to the impact of the impairment to inventories during 2012 which have reduced the net cost of gold produced. As expected, the short-term non-capitalized waste stripping activities were completed in the third quarter and this has resulted in improved access to ore.

There were no significant capital expenditures year-to-date for both 2012 and 2011.

Yatela did not distribute a dividend during the third quarter 2012.

NIOBEC NIOBIUM MINE, CANADA

Operating Performance

Niobium production of 1.2 million kilograms in the third quarter 2012 was unchanged compared to the same period in 2011 as higher throughput and recovery was offset by lower Nb2O5 ore grades.

Niobium revenues increased to $47.7 million in the third quarter 2012 compared to $42.4 million in the same period in 2011 due to higher realized niobium prices and higher sales volume. Operating margin during the third quarter 2012 was higher compared to the third quarter 2011 as a result of higher realized niobium prices partially offset by higher labour costs and lower grades.

CAPEX

In the third quarter 2012, capital expenditures were $17.1 million and included underground development ($3.8 million), the service hoist project ($3.8 million), and feasibility study ($3.5 million).

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold sales (000s oz)				Realized gold price ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Operator	170	193	546	578	$1,674	$1,672	$1,654	$1,523
Joint ventures[1]	31	38	89	112	$1,645	$1,693	$1,648	$1,528

Total sales from continuing operations[2,3]	201	231	635	690	$1,670	$1,675	$1,653	$1,524

[1]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
[2]

Attributable sales volume for the third quarters 2012 and 2011 were 188,000 ounces and 217,000 ounces, respectively, and for the first nine months 2012 and 2011 were 595,000 ounces and 648,000 ounces respectively after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[3]	Continuing operations exclude Mupane, Tarkwa and Damang which were sold in 2011 and are discontinued operations.

NIOBEC PRODUCTION, SALES AND OPERATING MARGIN

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	546	12%	487	1,599	2%	1,562
Ore milled (000s t)	560	7%	524	1,637	4%	1,574
Grade (% Nb2O5 )	0.54	(2%)	0.55	0.54	(5%)	0.57
Niobium production (millions of kg Nb)	1.2	—	1.2	3.5	3%	3.4
Niobium sales (millions of kg Nb)	1.2	20%	1.0	3.6	9%	3.3
Operating margin ($/kg Nb)[1]	$16	14%	$14	$15	7%	$14

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

EXPLORATION

IAMGOLD was active at 20 mine sites, near mine and greenfields exploration projects in eight countries of West Africa and North and South America for the nine months ended September 30, 2012.

In the third quarter 2012, exploration expenditures totaled $43.7 million, including $33.6 million for expensed exploration and $10.1 million for capitalized exploration, compared to $27.1 million in the same period last year. The third quarter 2012 expenditures of $43.7 million included near-mine exploration and evaluation expenditures of $12.1 million, and greenfield exploration expenditures of $31.6 million.

The outlook for 2012 exploration expenditures is $157.3 million, up $48.7 million from the 2011 full year exploration spend. The outlook for 2012 is higher due to the expanded exploration program which is mainly from the Côté Gold project in Ontario ($24.1 million).

2012 OUTLOOK

IAMGOLD full year 2012 guidance
Attributable gold production (000s oz)	840 - 910

Cash cost ($/oz)[1]	$670 - $695

Niobec production (millions of kg Nb)	4.6 - 5.1
Niobec operating margin ($/kg Nb)[1]	$15 - $17

Capital expenditures ($ millions)	$750 - $780

[1]

Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD expects 2012 gold production at the lower end of the guidance range due to the underperformance of the Company’s joint venture operations. 2012 cash costs year-to-date for the Company’s owned and operated mines are below the bottom of the guidance range, and are expected to be within guidance for the full year. However, consolidated cash costs are expected to be within ± 3% of the upper end of the $670-$695 per ounce range, due to lower production at the Company’s joint venture operations. The Company maintains its 2012 guidance for niobium production and operating margin.

The Company is reducing its 2012 capital expenditure guidance from a range of $800 to $840 million to a range of $750 to $780 million. The lower expenditure is primarily due to timing assumptions with respect to the Sadiola and Essakane expansion projects. Further delays are expected with the Sadiola sulphide project, and the agreement on fiscal terms related to the Essakane expansion was concluded later than originally anticipated.

The effective tax rate for the third quarter 2012 was 35.0% compared to 54.0% for the same period in the prior year. The decrease in the effective tax rate is primarily attributable to unrealized foreign exchange gains and losses on the translation of inter-company loans and non-monetary assets from their tax currency (i.e., Canadian dollar, CFA, etc.) to their functional currency (i.e., the U.S. dollar). In 2011, the translation resulted in a net unrealized foreign exchange gain and a tax expense, whereas in 2012, the translation resulted in a net unrealized foreign exchange loss and a tax benefit.

The effective tax rate for the first nine months 2012 was 34.7% compared to 36.3% for the same period in the prior year. The decrease in the year to date effective rate is attributable to unrealized foreign exchange gains and losses, changes in enacted tax rates and the geographical mix of income.

The Company maintains its guidance for the effective tax rate to be in the range of 35% to 37% as previously disclosed.

The outlook is based on 2012 full year assumptions for average realized gold price of $1,700 per ounce, $C/$US exchange rate of 1.00, $US/€ exchange rate of 1.40 and average crude oil price of $90 per barrel.

2013 Outlook

The Company is reducing its capital expenditure forecast for 2013, with details to be communicated at a later date. This is mainly due to delayed approval of the Sadiola sulphide project and the deferral of capital spending at Niobec. Rather than accelerate capital expenditures related to the Niobec expansion, as was contemplated initially, the timing of capital spending will be aligned with the advancement of permitting and the completion of the feasibility study.

As a result of the revised capital expenditure forecast for the gold business, continued poor performance at Sadiola and a slower ramp-up in production at Westwood, which will commence in the first quarter 2013, the Company is revising its 2013 production forecast. For 2013, gold production is expected to range between 875,000 and 950,000 ounces.

NON-GAAP[5] PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity holders represent net earnings from continuing operations attributable to equity holders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

($ millions, except for number of shares and per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Earnings from continuing operations before income taxes and non-controlling interests	$133.4	$130.3	$423.6	$443.3
Adjusted items:
• Foreign exchange loss / (gain)	2.5	11.9	(8.5)	12.1
• Unrealized loss / (gain) on derivative instruments	(17.5)	23.3	(21.3)	19.0
• Gain on sale of marketable securities	(7.2)	(7.2)	(16.5)	(8.1)
• Impairment of marketable securities	1.2	—	20.7	—
• Loss / (gain) on sale of assets	0.9	0.1	(1.3)	(11.7)
• Changes in estimates of asset retirement obligations at closed sites	—	12.3	0.5	12.3

	(20.1)	40.4	(26.4)	23.6

Adjusted earnings from continuing operations before income mining taxes and non-controlling interests	$113.3	$170.7	$397.2	$466.9
• Income tax expenses	(46.7)	(70.3)	(147.0)	(161.1)
• Tax impact of adjusted items	2.3	22.0	2.9	16.6
• Non-controlling interests	(8.7)	(10.0)	(26.5)	(24.5)

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD	$60.2	$112.4	$226.6	$297.9

Basic weighted average number of common shares outstanding (in millions)	376.2	375.4	376.1	374.6

Basic adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.16	$0.30	$0.60	$0.80

Operating cash flow from continuing operations before changes in working capital

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

($ millions, except for number of shares and per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash flow generated from continuing operating activities per the unaudited consolidated interim financial statements	$97.6	$174.5	$322.1	$387.3
Adjusting items from non-cash working capital items and long-term ore stockpiles
• Receivables and other current assets	6.2	5.0	(1.7)	14.9
• Inventories and long-term stockpiles	32.0	21.0	69.7	84.1
• Accounts payable and accrued liabilities	(21.5)	(26.4)	(16.2)	(19.7)

Operating cash flow from continuing operations before changes in working capital	$114.3	$174.1	$373.9	$466.6

Basic weighted average number of common shares outstanding (in millions)	376.2	375.4	376.1	374.6

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	$0.30	$0.46	$0.99	$1.25

END NOTES (excluding tables)

(1)

Adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings attributable to equity holders of IAMGOLD per share, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP financial measures. Please refer to the reconciliation to GAAP measures above in this news release.

(2)

Cash cost per ounce, gold margin per ounce, operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

(3)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
(4)	Working capital is defined as current assets less current liabilities and excludes long-term stockpiles.
(5)	GAAP – Generally Accepted Accounting Principles.

CONFERENCE CALL

A conference call will be held on Wednesday, November 14, 2012 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding the Company’s 2012 third quarter operating performance and financial results. A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-206-0240 or 1-646-216-7111, passcode: 12024706#

A replay of this conference call will be available from 5:00 p.m. November 14th to December 14th, 2012. Access this replay by dialling: North America toll-free: 1-866-206-0173 or 1-646-216-7204, passcode: 276570#

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “outlook”, “guidance”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this presentation, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.